Exhibit 10(ff)
December 31, 2010
Mr. William J. Doyle
Re: Section 409A Compliance
Dear Bill:
     As you may know, Section 409A of the Internal Revenue Code, along with the rules, regulations and guidance promulgated thereunder by the U.S. Department of the Treasury or the U.S. Internal Revenue Service (collectively, “Section 409A”), has imposed rules relating to the taxation of deferred compensation. The rules cover all non-qualified deferred compensation plans and arrangements, including certain amounts to which you are, or may become, entitled under the Agreement among Potash Corporation of Saskatchewan Sales Limited (“PCS Sales”), Potash Corporation of Saskatchewan Inc. (“PCS”), and William J. Doyle (the “Executive”), dated as of December 30, 1994 (the “Agreement”). A failure to comply with the requirements under Section 409A may result in adverse tax penalties to you, including accelerated taxation of all amounts subject to Section 409A, a 20% income tax penalty, and possible interest penalties on such amounts (in some cases, even if you do not actually receive the amounts).
     Notwithstanding anything in the Agreement to the contrary, the Agreement is hereby amended as follows:
1.	Compliance with Section 409A. The parties intend that any amounts payable under the Agreement, and PCS Sales’, PCS’, and the Executive’s exercise of authority or discretion under the Agreement comply with the provisions of Section 409A so as not to subject the Executive to the payment of the additional tax, interest and any tax penalty which may be imposed under Section 409A. In furtherance thereof, to the extent that any provision of the Agreement would result in the Executive being subject to payment of the additional tax, interest and tax penalty under Section 409A, the parties agree to amend the Agreement if permitted under Section 409A in a manner which does not impose any additional taxes, interest or penalties on the Executive in order to bring the Agreement into compliance with Section 409A, without materially changing the economic value of the arrangements under the Agreement to any of the parties, and thereafter the parties will interpret its provisions in a manner that complies with Section 409A. Notwithstanding the foregoing, no particular tax result for the Executive with respect to any income recognized by the Executive in connection with the Agreement is guaranteed.
2.	Delay for Specified Employees. Notwithstanding any provisions of the Agreement to the contrary, if the Executive is a “specified employee” (within the meaning of Section 409A and determined pursuant to any policies adopted by PCS Sales or PCS, as the case may be, consistent with Section 409A) at the time of the Executive’s separation from service and if any portion of the payments or benefits to be received by the Executive upon separation from service would be considered deferred compensation under Section 409A and cannot be paid or provided to the Executive without the Executive incurring taxes, interest or penalties under Section 409A, amounts that would otherwise be payable pursuant to the Agreement and benefits that would otherwise be provided pursuant to the Agreement, in each case, during the six-month period immediately following the Executive’s separation from service will instead be paid or made available on the earlier of (i) the first business day of the seventh month following the date of the Executive’s separation from service or (ii) the Executive’s death.
3.	Expense Reimbursement; In-Kind Benefits. With respect to any amount of expenses eligible for reimbursement or the provision of any in-kind benefits under the Agreement, to the extent such payment or benefit would be considered deferred compensation under Section 409A or is required to be included in the Executive’s gross income for U.S. federal income tax purposes, such expenses (including, without limitation, expenses associated with in-kind benefits) will be reimbursed by PCS Sales or PCS, as the case may be, in accordance with the terms of the Agreement, but in no event later than December 31st of the year following the year in which the Executive incurs the related expenses. In no event will the reimbursements or in-kind benefits to be provided by PCS Sales or PCS, as the case may be, in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor will the Executive’s right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit.
4.	Additional Payments. If, under any provision of the Agreement, the Executive becomes entitled to a payment to reimburse the Executive for all or a designated portion of the U.S. federal, state, local, or foreign taxes imposed upon the Executive as a result of compensation paid to the Executive by PCS Sales or PCS, as the case may be, or the amount of any additional taxes imposed upon the Executive by reason of PCS Sales’ or PCS’, as the case may be, payment of the initial tax, such payment will be made to the Executive in accordance with the Agreement, but in no event later than the end of the taxable year following the taxable year in which the Executive remits the related taxes to the taxing authority.
5.	Separate Payments. Each payment under the Agreement is intended to be a “separate payment” and not of a series of payments for purposes of Section 409A.
6.	Separation from Service. A termination of employment will not be deemed to have occurred for purposes of any provision of the Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Section 409A), and notwithstanding anything contained in the Agreement to the contrary, the date on which such separation from service takes place will be the termination date for such purposes.
7.	Deferral Elections. Notwithstanding any provisions of the Agreement to the contrary, the severance payment described in Section 2.a) of the Agreement will be paid in a lump sum, and in no event may PCS Sales, PCS, or the Executive voluntarily elect to defer any payments or benefits provided pursuant to the Agreement that are or would be subject to Section 409A, other than as provided by Section 409A.

8.	Excise Tax. Clause 4 of the Agreement (entitled Excise Tax) is amended and restated in its entirety as follows:
“a)	Notwithstanding any other provisions in this Agreement, in the event that any payment or benefit received or to be received by the Executive (including, without limitation, any payment or benefit received in connection with a Change-in-Control or the termination of the Executive’s employment, whether pursuant to the terms of this Agreement or any other plan, program, arrangement or agreement) (all such payments and benefits, together the “Total Payments”) would be subject (in whole or part), to any excise tax imposed under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision thereto (the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, program, arrangement or agreement, the Executive’s payments and/or benefits under this Agreement will be reduced to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax (but in no event to less than zero), in the following order:
i)	any cash severance amount derived based upon the Executive’s Base Salary, Average Bonus, or Target Bonus, as described in clauses 2.a).i) — 2.a).iii);

ii)	any cash severance amount derived based upon the Long-Term Incentive Plan, as described in clause 2.a).iv);

iii)	any stock option vesting acceleration or related payments, as described in clause 3;

iv)	any financial or outplacement counseling reimbursement, as described in clause 2.e);

v)	any retirement benefits, as described in clause 2.c); and

vi)	any group insurance coverage reimbursement, as described in clause 2.d)
(the payments and benefits set forth in the preceding clauses 4.a).i) — 4.a).vi), together, the “Potential Payments”); provided, however, that the Potential Payments shall only be reduced if (A) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state, local and foreign income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) is greater than or equal to (B) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state, local and foreign income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments.

b)	For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax: (i) no portion of the Total Payments the receipt or enjoyment of which the Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code shall be taken into account; (ii) no portion of the Total Payments shall be taken into account which, in the opinion of tax counsel (“Tax Counsel”) reasonably acceptable to the Executive and selected by the accounting firm which was, immediately prior to the Change-in-Control, PCS’ independent auditor (the “Auditor”), does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including, without limitation, by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of Tax Counsel, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as set forth in Section 280G(b)(3) of the Code) that is allocable to such reasonable compensation; and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Auditor in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

c)	At the time that payments are made under this Agreement, the Executive shall be provided with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations, including, without limitation, any opinions or other advice received from Tax Counsel, the Auditor, or other advisors or consultants (and any such opinions or advice which are in writing shall be attached to the statement). If the Executive objects to the calculations, the Executive shall be paid such portion of the Potential Payments (up to 100% thereof) as the Executive determines is necessary to result in the proper application of this clause 4. All determinations required by this clause 4 (or requested by any of the parties in connection with this clause 4) shall be at the expense of PCS. The fact that the Executive’s right to payments or benefits may be reduced by reason of the limitations contained in this clause 4 shall not of itself limit or otherwise affect any other rights of the Executive under this Agreement.”
This letter agreement will constitute an amendment to the Agreement. Other than as provided herein, all other terms and conditions of the Agreement will continue to be in full force and effect.
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In witness whereof, the parties have executed this amendment to the Agreement as of the date first written above.

PCS Sales (Canada) Inc. (as successor to Potash Corporation of Saskatchewan Sales Limited)
By:	/s/ Bob Kirkpatrick
Name:

Potash Corporation of Saskatchewan Inc.
By:	/s/ John W. Estey
Name:

/s/ William J. Doyle
William J. Doyle